UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NUMBER  FIVE
TO
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHDT CORP.
(formerly “China Direct Trading Corp.”)
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

12541A 108 (formerly, 16938E 10 2)
(CUSIP Number)

Howard Ullman, Chief Executive Officer and President
CHDT CORP.
350 Jim Moran Blvd.
Suite 120
Deerfield Beach, Florida 33442
(954) 252-3440

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

N/A
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 12541A 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Howard Ullman, the Chairman of the Board and principal beneficial owner of the shares of Common Stock, $0.0001 par value, and series B convertible preferred stock, $0.10 par value, of the Issuer.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check o if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each reporting Person With

7.	Sole Voting Power:	231,431,627	(Common Stock, $0.0001 par value
1,856,813 shares of non-voting series B preferred stock, $0.10 par value, converts to 118,775,154 shares of Common Stock, $0.0001 par value

8.	Shared Voting Power: None

9.	Sole Dispositive Power: 231,431,627 shares of Common
Stock, $0.0001 par value. Reporting Person also owns 1,856,813 shares of Series B Convertible Preferred Stock, $0.10 par value, which converts to 118,775,154 shares of Common Stock, $0.0001 par value.

10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by each Reporting Person:

12.	Check o if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11):
42% (Common Stock, $0.0001 par value).
14.	Type of Reporting Person (See Instruction): IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D Amendment Number Five, relates to shares of the common stock, $0.0001 par value, (“common stock”) of CHDT Corp. (formerly, “China Direct Trading Corporation”) (the “Issuer”) a Florida corporation, and shares of Series B Convertible preferred Stock, $0.10 par value, (“series B preferred stock”). The principal executive offices of the Company are located at 350 Jim Moran Blvd., #120, Deerfield Beach, Florida 33442, located Broward County.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Amendment Number Five, is being filed by Howard Ullman (the “Reporting Person”). The Reporting Person is the Chairman of the Board of the Issuer.  He is also a principal beneficial owner of the issuer’s common stock and series B preferred stock. The series B preferred stock has no voting rights, but converts upon demand of the owner to shares of common stock at the ratio of one share of series B preferred stock for 66.66 shares of common stock. Each share of common stock has one vote on all matters presented or requiring shareholder approval.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See Item 4.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person is updating his ownership of Issuer’s common stock for transaction conducted in calendar year 2007, which transaction are:

Transaction	Number of Shares	Date
(1) Pledged as collateral on a personal loan	3,142,858	11/7/2006
(2) gift to school	100,000	10/8/2007
(3) gift to school	300,000	3/10/2008
(4) gift to temple	100,000	10/8/2007
(5) paid on behalf of Issuer for NASDAQ sponsorship of race car #72	1,000,000	2/15/2008
(6) received from Issuer for cancellation of loan to Issuer
TOTAL SHARES:	4,642,858

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a.  As a result of the Reporting Person’s beneficial ownership of the common stock of the Issuer is 231,431,627 shares, representing approximately 42% of the Issuer’s 561,941,645 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D, Amendment Number Five.

b.  Not Applicable.
c. Not applicable.
d. Not applicable.
e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

N/A.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

SIGNATURE

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Howard Ullman
Howard Ullman
Dated:   April 1, 2008